Exhibit A-15

(Unaudited)

Nicor Energy Services Company

Consolidating Statement of Retained Earnings

For The Year Ended December 31, 2004

(Millions)

	Nicor Energy Services Company	Nicor Home Services LLC	Adjustments and Eliminations	Consolidated
Balance at beginning of year	$2.8	$0.7	$(0.7)	$2.8
Net income (loss)	2.4	(0.6)	0.6	2.4

Balance at end of year	$5.2	$0.1	$(0.1)	$5.2